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                                                                      EXHIBIT 62

                                                                 [INTEROIL LOGO]

MEDIA RELEASE

                  INTEROIL ANNOUNCES DRILLING OF THE MOOSE PROSPECT

MARCH 11, 2003 - HOUSTON, TX - INTEROIL CORPORATION (IOL:TSX-V) (IOC:ASX / POMSOX), a Canadian company with corporate headquarters in The Woodlands, TX announced today that the drilling rig to be used to drill the Moose prospect has arrived in Papua New Guinea. The Moose prospect is scheduled to spud on the 23rd March, 2003, and is the first well of the eight well drilling program. The drilling program is expected to continue through 2003.

The Moose prospect primary targets are the Late Cretaceous Pale and Subu Sands, at 1,500-2,000 metres (4921-6561 feet) with a secondary target Eocene limestone, at 1,100 metres (3,608 feet). The drilling of the Moose prospect follows two successful stratigraphic wells drilled by InterOil, which discovered a new oil system. Technical studies were carried out by an Australian Government entity, the Petroleum Division of CSIRO (Commonwealth Science and Industry Research Organization). The mean estimate (P50) of the Moose prospect is 350 million bbls. InterOil currently has 100% working interest in PPL 238 within which the Moose prospect is located. The Government of PNG has a right to take a 22.5% interest in the Moose prospect. InterOil has contracted RB Drilling to operate the drilling equipment under the management of InterOil's wholly owned subsidiary, SPI (208) Limited.

"We start the largest drilling program in PNG history, in an area our exploration team feels could be a World Class Basin," says Phil Mulacek, Chief Executive Officer, InterOil. "Due to the attractive logistics of the Moose prospect, which is located close to an airstrip and navigable river, a discovery can lead to early development and production."

InterOil is focused on Papua New Guinea and the surrounding region, and is developing an integrated energy business consisting of an oil refinery, petroleum exploration, and retail assets. The 32,500 barrel per day refinery is currently under construction in Papua New Guinea and is scheduled to be producing product by year-end 2003. The majority of product from the refinery is secured by contracts valued by the Company at approximately US$1.4 billion with Shell Overseas Holdings Ltd and the PNG Government. BP Singapore is the exclusive agent for all crude oil supplied to the refinery. The primary debt for the refinery is through a US$85 million loan by the Overseas Private Investment Corporation, "OPIC", an agency of the US Government. In addition to the refinery and retail assets, InterOil has recently announced the largest exploration program in Papua New Guinea history by a single company.

InterOil's common shares are traded in Canada in Canadian dollars on the TSX Venture Exchange under the symbol IOL, and on the Australian Stock Exchange, "ASX" in CHESS Depositary Interests "CDI", in Australian dollars under the symbol IOC, traded on a 10:1 basis to common shares. InterOil Corporation shares also trade on the Port Moresby Stock Exchange in Papua New Guinea in the local currency (KINA) under the symbol IOC. For more information please see the InterOil website at: www.interoil.com.

FOR FURTHER INFORMATION:

NORTH AMERICAN                               AUSTRALASIA
--------------                               -----------
Gary M Duvall                                Anesti Dermedgoglou
Vice President, Corporate Development        Vice President, Investor Relations
InterOil Corporation                         InterOil Corporation
gary.duvall@interoil.com                     anesti@interoil.com
Houston, TX  USA                             Cairns, Qld  Australia
Phone:  +1 281 292 1800                      Phone:  +61 7 4046 4600

Lisa Elliott
DRG&E
lelliott@drg-e.com
Phone:  +1 713 529 6600